UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

EXTRACT OF MINUTES OF THE 94th BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 28, 2007

1. DATE, TIME AND PLACE: On March 28, 2007, at 9:30 am, at CPFL ENERGIA S.A.’s headquarters (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Company’s Bylaws.

3. ATTENDANCE: Most of the Board of Directors’ members. The Company’s Executive Officers and Mr. Walbert Antonio dos Santos, partner of Deloitte Touche Tohmatsu Auditores Independentes, also attended the meeting.

4. PRESIDING BOARD: Chairman - Mr. Carlos Ermírio de Moraes, and Secretary -Ms. Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

(i)
Information on the Work Plan of the Advisory Committees of the Company’s Board of Directors in March 2007, and respective favorable recommendations (a) of the People Management Committee and (b) the Strategy Commission;

(ii)
Approval of (a) the results from the Goal Assessment contracted by the Company’s Board of Executive Officers in 2006 and the payment of bonus attributed to the Company’s Board of Executive Officers, and (b) the Target Plan of the Company’s Board of Executive Officers for 2007;

(iii)	Approval of the Minutes of the 92nd and 93rd Meetings of the Company’s Board of Directors;

(iv)
Approval, in the form of item “u” of Article 18 of the Company’s Bylaws and pursuant to the Executive Board’s Resolution no. 2007022, of the granting of Guarantee by the Company in benefit of BNDES and Onlending Banks in the amount of one hundred and forty million reais (R$140,000,000.00), corresponding to the share of Companhia Estadual de Energia Elétrica (“CEEE”) in the financing of construction works of Usina Foz do Chapecó by means of the payment of remuneration by CEEE;

(v)
Approval, in the form of item “b” of Article 18 of the Company’s Bylaws, (a) of the Company and the subsidiaries’ Five-Year Business Plan for the fiscal years of 2007 to 2011; and (b) the review of the Company and the subsidiaries’ 2007 Annual Budget, aiming at updating information;

(vi)	Approval of the Fund Raising and Guarantee Rendering Policy by the Company and subsidiaries;

(vii)
Approval, in the form of item “p” of Article 18 of the Company’s Bylaws and pursuant to the Executive Board’s resolution no. 2007020, of the fund raising destined to meeting the short-term needs, in the amount of up to sixty-three million reais (R$63,000,000.00) jointly with the financial institution to be defined by the Company’s Board of Executive Officers;

(viii)
Approval, in the form of item “u” of Article 18 of the Company’s Bylaws and pursuant to the Executive Board’s Resolution no. 2007021, of the constitution of guarantee, by the Company, by means of Surety, of the financing to be obtained by CPFL Geração de Energia S.A. (“CPFL Geração”), destined to meeting the medium-term needs, in the amount of up to one hundred and twenty million reais (R$120,000,000.00);

(ix)	Approval, in the form of item “j” of Article 18 of the Company’s Bylaws and pursuant to the Executive Board’s Resolution no. 2007023, of the contracting of KPMG – Auditores Independentes (“KPMG”) for rendering auditing services in the three-year period from 2007 to 2009; and

(x)	Recommendation of the favorable vote to the approval of the matters submitted to the Board of Director’ members of the subsidiaries.

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to draw up these present minutes, which were read, approved and signed by attending Members and the Secretary. Carlos Ermírio de Moraes, Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Susana Hanna Stiphan Jabra, Milton Luciano dos Santos, Roberto Faldini and Gisélia Silva – Secretary

São Paulo, March 28, 2007

This present instrument is a free English translation of the Minutes drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.